NEWMARKET GOLD ACHIEVES RECORD QUARTERLY PRODUCTION OF 61,191 OUNCES IN
Q2, 2016, PRODUCES 119,248 OUNCES IN FIRST HALF OF 2016

Vancouver, B.C. – July 12, 2016 – Newmarket Gold (“Newmarket” or the “Company”) (TSX: NMI) (OTCQX:NMKTF) is pleased to announce production results for the three and six months ended June 30, 2016. Full financial results for the three and six months ended June 30, 2016 will be released Friday, July 29, 2016.

All dollar amounts are in US dollars unless otherwise noted.

Second Quarter 2016 Highlights

•	Cash balance of $69.9 million as of June 30, 2016, representing an increase of 34% or $17.8 million from $52.1 million as at March 31, 2016, after investing approximately $3.6 million in growth expenditures during the quarter. Preliminary working capital at quarter end strengthened to $56.3 million.
•	Record quarterly consolidated gold production of 61,191 ounces, up 9%, from Q2 2015 with H1 2016 consolidated gold production of 119,248 ounces on track to exceed full year production guidance (205,000 – 220,000 ounces).
•	Fosterville delivered a quarterly record 37,245 ounces, achieving record mill grade of 7.50 g/t Au and record quarterly recovery of 90.8%, supported by successful commissioning of the new gravity gold circuit, including a record monthly recovery in June of 91.3%.
•	Cosmo achieved record quarterly recovery of 94.2%, producing 15,442 ounces at an average grade of 3.01 g/t Au.
•	Stawell delivered 8,504 ounces, at an average grade of 1.48 g/t Au and 79.3% recovery.
•	Harrier South gold system drill results from the Fosterville Gold Mine intercepted the first recorded visual gold. Results include: 22.13 g/t Au over 3.4m in hole UDH1559 (Estimated True Width “ETW” 3.3m) and 10.3 g/t Au over 3.35m (ETW 3.27m) in hole UDH1596 (see Newmarket Press Release dated June 27, 2016).
•	Maud Creek Gold Project Preliminary Economic Assessment (“PEA”) delivered strong results including a Pre- tax NPV5% of AUD$201 million (US$155 million) and IRR of 116% and a 1.25 year payback period at AUD$1,550/oz gold (US$1,200/oz) (see Newmarket Press Release dated May 18, 2016).

Douglas Forster, President & Chief Executive Officer of Newmarket Gold stated: “We are very pleased to report record quarterly consolidated production of 61,191 ounces in Q2 2016, driven by record production, grade and recoveries at our flagship Fosterville Gold Mine. Strong operating performance resulted in a significant increase in our cash balance at quarter end to $69.9 million, an increase of 34% or $17.8 million from Q1 2016. Fosterville’s production of 37,245 ounces for the quarter represented 61% of our consolidated production, with Fosterville mill grades increasing to 7.50 g/t Au, a 27% increase from the Q2 2015 grade of 5.92 g/t Au. Fosterville’s newly commissioned gravity gold circuit recovered 17% of the gold produced during the quarter and was largely responsible for the record quarterly recovery of 90.8%, a 4.0% increase from Q1 2016 recovery of 86.8% . Growth activities continued at Fosterville during Q2 2016 with both surface and underground diamond drill rigs operating during the period. Ongoing drill programs are targeting both Mineral Resource growth and Resource Definition in both the Lower Phoenix and Harrier South gold systems with eight drill rigs currently in operation.”

“Entering the second half of 2016, Newmarket Gold is well positioned with a strong balance sheet, essentially no debt, record Q2 2016 operating results, unhedged production with the Australian denominated gold price averaging AUD$1,689/oz over the quarter, and an experienced leadership team that is focused on creating shareholder value. As a result of our strong first half operating results, Newmarket is reviewing 2016 production and cost guidance with the view to revising guidance when the Company announces our Q2 2016 financial results on July 29, 2016.”

Second Quarter and Six Months 2016 Consolidated Operating Results

	Q2 2016	Q2 2015	Q1 2016	YTD 2016	YTD 2015
Ore Milled (tonnes)	564,401	588,381	572,451	1,136,852	1,174,101
Grade (g/t Au)	3.75	3.31	3.63	3.69	3.44
Recovery (%)	89.8%	88.0%	86.8%	88.3%	87.2%
Gold Ounces Produced	61,191	55,998	58,057	119,248	115,674

Second Quarter 2016 Operational Results

	Q2 2016	Q2 2015	Q1 2016
Fosterville Gold Mine
Ore Milled (tonnes)	169,884	173,323	161,868
Grade (g/t Au)	7.50	5.92	7.34
Recovery (%)	90.8%	89.0%	86.8%
Gold Production (oz)	37,245	29,648	33,138
Cosmo Gold Mine
Ore Milled (tonnes)	169,252	193,084	181,025
Grade (g/t Au)	3.01	2.97	3.09
Recovery (%)	94.2%	92.7%	90.7%
Gold Production (oz)	15,442	17,073	16,340
Stawell Gold Mines
Ore Milled (tonnes)	225,265	221,974	229,558
Grade (g/t Au)	1.48	1.57	1.43
Recovery (%)	79.3%	83.1%	79.9%
Gold Production (oz)	8,504	9,277	8,579
Total Gold Ounces Produced	61,191	55,998	58,057

Second Quarter 2016 Operational Highlights

Fosterville Gold Mine

Fosterville produced a quarterly record 37,245 ounces in the second quarter, surpassing the Q1 2016 production of 33,138 ounces. This result marked a 12% increase over the previous quarter and a 26% increase over Q2 2015.

Mine production continued to deliver strong, consistent performance during the quarter, delivering 160,889 tonnes at an average grade of 8.30 g/t Au, compared to 169,931 tonnes at 7.22 g/t Au in Q1 2016 and 178,186 tonnes at 5.59 g/t Au in Q2 2015. Tonnes mined were down slightly from the corresponding period of 2015, however grade has continued to increase to a new quarterly record level, a 15% increase over the previous quarter and a 48% increase on Q2 2015 grade. The improvement was driven by continuing high-grade development and stope production on multiple levels in the Lower Phoenix area where both higher grade west and east-dipping lenses were extracted. The slightly lower mined tonnage reflects the deliberate change to a total extraction mining method which incorporates cemented backfill into the production cycle to optimize the mined grade.

Mine development advanced 1,697m during Q2 2016, slightly above the previous quarter. In addition, during the quarter, Newmarket advanced a total of 121m on growth development to complete a drill drive off of the Harrier decline which establishes a platform for growth drilling to test down plunge extensions of the Phoenix and Lower Phoenix gold systems. Growth activities continue at Fosterville with eight drill rigs in operation, targeting both Mineral Resource growth and Resource Definition in both the Lower Phoenix and Harrier South gold systems.

Tonnes milled in the second quarter were 169,884 tonnes at a record average grade of 7.50 g/t Au, compared to 161,868 tonnes at 7.34 g/t Au in Q1 2016, and 173,323 tonnes at 5.92 g/t Au in Q2 2015. Mill throughput was driven by availability of mine tonnes coupled with a 9,000 tonne draw down in stockpiles. The mill achieved a record quarterly recovery of 90.8%, a 4.0% increase over Q1 2016 recoveries of 86.8% . The quarter culminated with a site record monthly recovery of 91.3% in June. The injury free and on schedule commissioning of the new gravity circuit in March 2016 is the main contributing reason for the Q2 record recoveries. During Q2, 6,454 ounces, or 17%, of the quarterly production was recovered from the gravity circuit. The continued focus on process improvements at Fosterville is demonstrated with 2016 year-to-date recovery being 88.9%, versus full year average recoveries of 88.5% in 2015 and 86.4% in 2014.

Cosmo Gold Mine

With gold production of 15,442 ounces in Q2, 2016, Cosmo has produced 31,782 ounces of gold in the first half of 2016, a 24% improvement over the second half of 2015 due to a 3% increase in mined tonnes, 17% improvement in grade and 3% improvement in mill recovery.

Mine production slowed this quarter in terms of volume and grade compared to the previous quarter, producing 155,737 mined tonnes at an average grade of 2.97 g/t Au compared to 192,939 tonnes at 3.12 g/t Au in Q1 2016 and 183,307 tonnes at 2.98 g/t Au in Q2 2015. Tonnage decreased 19% compared to Q1 2016 as new mining areas were developed into the newer Sliver and Hinge areas, as well as additional rehabilitation works required in some of the stope areas with poor ground conditions. Mined grade was 5% lower than Q1 2016 as lower grade blocks had to be mined in June to ensure the mining sequence was maintained.

Mine development was in line with the previous quarter with 413m compared to 450m in Q1 2016. The mine utilized one jumbo drill in the 640 Drill Drive and for rehabilitation works associated with stoping in areas with poor ground conditions.

With the mill now focused on quality, optimizing recovery as opposed to maximizing tonnage, the benefits are clearly evident with a record quarterly recovery of 94.2% in Q2, up from 90.7% in the previous quarter and 86.9% in Q4 2015. The mill processed 169,252 tonnes at an average grade of 3.01 g/t Au compared to 181,025 tonnes at 3.09 g/t Au in Q1 2016, and 193,084 tonnes at 2.97 g/t Au in Q2 2015.

Stawell Gold Mine

Stawell produced 8,504 ounces of gold in Q2 2016, in-line with the first quarter of 2016 and down 8% compared to Q2 2015 due to lower underground ore grade. Mined tonnes for the second quarter were 116,550 tonnes at 2.37 g/t Au, with production consisting predominately of higher grade Reserve material from the Federal Albion South, complemented with non-reserve material from the upper levels.

Mine development was 818m in Q2 2016 compared to 824m in the previous quarter. Capital development advanced 254m into the U2 production area while operating development advanced 564m to open additional mining fronts in the Federal Albion South area.

Low grade oxide stockpiles continued to supplement underground ore resulting in total mill feed of 225,265 tonnes at 1.48 g/t Au and recovery of 79.3%, generally consistent with the first quarter of 2016.

Growth activities at Stawell have continued to progress the understanding of the Aurora B gold discovery and extending the Aurora B Mineral Resource reported in Q1 2016. An eight-hole program was completed during the second quarter which successfully demonstrating the continuation of mineralization both up and down plunge. Drilling will continue in the third quarter with two rigs focused on the Aurora B gold zone on the East Flank of the Stawell gold system. The West Flank of the Stawell gold system has produced 2.3 million ounces over 30 years of continuous mining whereas the East Flank has no recorded production.

Second Quarter Development Stage Gold Project Highlights

During Q2 2016 Newmarket Gold reported positive results from the Maud Creek Gold Project Preliminary Economic Assessment which was completed by SRK Consulting (Australasia) Pty Ltd. (see Newmarket Press Release dated May 18, 2016). Highlights of the PEA include a Pre-tax Net Present Value at a 5% discount rate (“NPV5%”) ofAUD$201 million (US$155 million) and an Internal Rate of Return (“IRR”) of 116% with a 1.25 payback period. The project also has a 9.5 year mine life with annual gold production of 52,000 ounces per year with a peak annual production rate of 70,000 ounces. Total recovered gold is 496,000 ounces with an average diluted head grade of 4.2 g/t Au. The cash operating costs are estimated to be AUD$822/oz (US$632/oz) with pre-production capital cost of $32 million and LOM capital costs of AUD$112/oz. With the positive outcome from the Maud Creek PEA, during the third quarter Newmarket will be reviewing options to conduct a Feasibility Study.

Cash Balance and Working Capital Position

Newmarket Gold ended the second quarter with a cash balance of $69.9 million, a $17.8 million increase from March 31, 2016. Working capital at quarter end was approximately $56.3 million and includes approximately $3.6 million in growth expenditures during the quarter.

Qualified Person

Mark Edwards, MAusIMM (CP), MAIG, General Manager, Exploration, Newmarket Gold, is a "qualified person" as such term is defined in National Instrument 43-101 and has reviewed and approved the technical information and data included in this press release.

Second Quarter 2016 Financial Earnings Conference Call Details

Full financial results and associated operating and all-in sustaining cash cost details for the three and six months ended June 30, 2016 will be released Friday, July 29, 2016 before the opening of the North American stock markets.

Douglas Forster, President and Chief Executive Officer, Darren Hall, Chief Operating Officer and Robert Dufour, Chief Financial Officer, will also host a conference call to discuss the results on Friday, July 29, 2016, at 11:00 a.m. (EDT).

Participants may listen to the call by dialing toll free 1 (877) 291-4570 at approximately 10:50 a.m. (EDT) and ask to join the Newmarket Gold conference call. International or local callers should dial 1 (647) 788-4919 at approximately 10:50 a.m. (EDT) and ask to join the Newmarket Gold conference call.

The call will be webcast live at http://edge.media-server.com/m/p/6t6xwz96 and at www.newmarketgoldinc.com in the Events and Webcast section under the Investor Relations tab.

The live audio webcast will be archived and made available for replay at www.newmarketgoldinc.com.

Presentation slides which accompany the conference call will be made available in the Investors section of the Newmarket Gold website, under Presentations, prior to the conference call.

ON BEHALF OF THE BOARD

“Douglas Forster”

Douglas Forster, M.Sc., P.Geo.
President & Chief Executive Officer

For further information, please contact:

Ryan King
Vice President, Investor Relations
Newmarket Gold, Inc.
T: 778.372.5611
E: rking@newmarketgoldinc.com

www.newmarketgoldinc.com

About Newmarket Gold Inc.

Newmarket Gold is a Canadian-listed gold mining and exploration company with three 100% owned operating mines across Australia. The Company is focused on creating substantial shareholder value by maintaining a strong foundation of quality gold production, over 200,000 ounces annually, generating free cash flow and maintaining a large resource base as it executes a clearly defined gold asset consolidation strategy. The Company is focused on sustainable operating performance, a disciplined approach to growth, and building gold reserves and resources while maintaining the high standards that the Newmarket Gold core values represent.

Cautionary Note Regarding Forward Looking Information

Certain information set forth in this news release contains “forward-looking statements”, and “forward-looking information under applicable securities laws. Except for statements of historical fact, certain information contained herein constitutes forward-looking statements, which include the Company’s expectations about its business and operations, and are based on the Company’s current internal expectations, estimates, projections, assumptions and beliefs, which may prove to be incorrect. Some of the forward-looking statements may be identified by words such as “will”, “expects”, “anticipates”, “believes”, “projects”, “plans”, and similar expressions.

These statements are not guarantees of future performance or outcomes and undue reliance should not be placed on them. Forward-looking statements are based on the opinions and estimates of management as of the date such statements are made and they are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of the Company to be materially different from those expressed or implied by such forward-looking statements or forward-looking information. Although management of the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements or forward-looking information, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements and forward-looking information. The Company does not undertake to update any forward-looking statements or forward-looking information that are included in this press release or incorporated by reference herein, except in accordance with applicable securities laws.